UNITED STATES
			   SECURITIES AND EXCHANGE COMMISSION
				Washington, D.C. 20549

					FORM 1-U

			CURRENT REPORT PURSUANT TO REGULATION A


                          Date of Report: April 3, 2017

				Punch TV Studios, Inc.
		(Exact name of registrant as specified in its charter)

Delaware			 024-10491			46-5033791
(State or Jurisdiction 		(Commission File Number)	(IRS Employer
of Incorporation or					Identification Number)
Organization)


			 1123 East Redondo Boulevard
			 Inglewood, California 90302
		  (Address of principle executive offices)

				310.419.5914
	   (Registrants telephone number, including area code)

Title of each class of securities pursuant to Regulation A: Common Stock


Item 9. Other Events

The Company will extend the closing date of its Regulation A Offering to October 4, 2017. Attached hereto as Schedule A is an Offering Circular Supplement dated March 20, 2017 filed under Punch TV Studios Regulation A
Form 1-A Offering Statement qualified by the SEC by Notice of Qualification dated April 5, 2016, which should be read in conjunction with Punch TV Studios Regulation A Form 1-A Offering Statement, including the Offering Circular, which can be accessed on EDGAR at:

www.sec.gov/Archives/edgar/data/1651699/000165169916000016/0001651699-16-
000016-index.htm

SIGNATURE

Pursuant to the requirements of Regulation A, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2017			 	PUNCH TV STUDIOS, INC.

						By: /s/ Joseph Collins
						Joseph Collins
						Chief Executive Officer
						Punch TV Studios, Inc.


For Immediate release,


SCHEDULE A to Form 1-U of Punch TV Studios, Inc. dated April 3, 2017

PUNCH TV STUDIOS, INC. EXTENDS CLOSING OF REGULATION A OFFERING AND PROVIDES OFFERING CIRCULAR SUPPLEMENT

INGLEWOOD, CALIFORNIA, April 3, 2017 Punch TV Studios, Inc. (Punch) announces that it is extending the closing date to October 4, 2017 for its Title IV Regulation A offering (the Offering) qualified by the U.S.
Securities and Exchange Commission (SEC) on April 5, 2016. The Offering is for 50,000,000 shares of common stock priced at U.S $1.00 per share for gross proceeds of U.S. $50,000,000. Proceeds of the Offering will be used, in part, to construct our television production studio, complete production on our first television programs, and to fund Punch Animation, Inc.

Offering Circular Supplement

Punchs Plan of Distribution under the Offering Circular dated March 30, 2016 has been amended to reflect extending the date on which the Offering may close to the earlier of (1) the sale of 50,000,000 shares, (2) October 4, 2017, or
(3) a date prior to October 4, 2017 that is so determined by the Company (the Offering Period).

This press release is being filed by Punch with the SEC on EDGAR as an Offering Circular Supplement under Punchs Regulation A Form 1-A Offering Statement qualified by the SEC by Notice of Qualification dated April 5, 2016, and should be read in conjunction with Punchs Regulation A Form 1-A Offering Statement, including the Offering Circular, which can be accessed on EDGAR at:

https://www.sec.gov/Archives/edgar/data/1651699/000165169916000016/
0001651699-16-000016-index.htm

All prospective investors interested in subscribing to the Offering may participate by accessing the Offering documents at http://punchtvstudios.com/index.php/invest-in-punch-tv/investor-packets

Punch TV Studios is an American production company committed to producing high-quality video content through its state-of-the-art production studio (the Studio), specifically, television programs, feature films, animated shorts and feature films, as well as providing the video elements of video games.

For further information contact: Joseph Collins, President and CEO at
(310) 419-5914 or or visit the Companys website www.punchtvstudios.com